SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM N-18F-1



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940




                   NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST

                           (Exact Name of Registrant)



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                            NOTIFICATION OF ELECTION


         The undersigned registered open-end investment company, on behalf of the following portfolios: Balanced Portfolio, Government Income Portfolio, Growth Portfolio, Limited Maturity Bond Portfolio, Liquid Asset Portfolio, Partners Portfolio, and International Portfolio (each, a "Portfolio"), hereby notifies the Securities and Exchange Commission that each Portfolio elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on the 10th day of December, 1996.


                                    NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST


                                    By: /s/ Michael J. Weiner
                                    Name:  Michael J. Weiner
                                    Title: Vice President


Attest:


/s/ Claudia A. Brandon
Claudia A. Brandon
Secretary



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